UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza América, 2, Floor 4B,

Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Turbo Energy, S.A. (“Turbo Energy” or the “Company”), a company organized under the laws of the Kingdom of Spain, is furnishing this Report on Form 6-K to disclose its unaudited interim consolidated financial results for the six months ended June 30, 2025, and to provide an update on its recent business developments.

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Interim Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024
99.2	Operating and Financial Review and Prospects in Connection with the Interim Consolidated Financial Statements as of June 30, 2025 and for the six months ended June 30, 2025 and 2024

Also attached hereto and furnished herewith as Exhibit 101 are the Consolidated Interim Financial Statements as of June 30, 2025 (Unaudited) formatted in XBRL (eXtensible Business Reporting Language), consisting of the following sub-exhibits:

EXHIBIT NO.	DESCRIPTION
EX-101 INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101 SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: November 4, 2025	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

3